October 20, 2023

Cheryl Brown, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          PROOF Acquisition Corp I
Amendment No. 1 to Registration Statement on Form S-4
Filed September 25, 2023
File No. 333-274082

Dear Ms. Brown:

On behalf of our client, PROOF Acquisition Corp I (referred to herein as “we” or the “Company”), set forth below are the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 13, 2023 with respect to the filing referenced above.

Contemporaneously, we are filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”), including the proxy statement/prospectus (collectively and as amended, the “Proxy Statement/Prospectus”) which forms a part thereof, reflecting the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Proxy Statement/Prospectus. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

Summary of the Proxy Statement/Prospectus

Redemption Rights, page 8

1.
You disclose that your current Charter provides you will not consummate any business combination transaction unless you have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act, or any successor rule) of at least $5,000,001 (so that you are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to your initial Business Combination. However, you further disclose that your current Charter will be amended and restated immediately prior to the Business Combination, such that such limitation will no longer apply, and that you anticipate your Class A Common Stock will be listed on the NYSE, which provides a separate exception from being subject to the “penny stock” rules. In this regard, in a risk factor on page 44 entitled "If Volato fails to comply with the listing requirements..." you disclose that your continued listing on the NYSE depends on having at least 300 round lot holders, and that shares locked up pursuant to the lock-up agreements will not be counted for purposes of the listing requirement. You disclose that you expect to be able to meet the required number of round lot holders as of the closing date, but that the NYSE may delist your common stock or warrants from trading on its exchange for failure to meet the continued listing standards, including the round lot holders requirement. If you remove the net tangible asset provision of your Charter, and you thereafter do not otherwise meet the listing standards of the NYSE, please revise to provide clear disclosure that as a result of removing this provision from your Charter, your securities could fall within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 45 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Note 1 - Description of the Transaction, page 21

2.
Please clarify and reconcile your disclosure stating the purchase price of $190 million will be paid in Class A Common Stock of PACI at a value of $10.00 per share with the disclosure on page 17, which states the value of Class A Common Stock of PACI is $10.45 per share.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 17, 18, 22, and 47 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Unaudited Pro Forma Condensed

Note 3 - Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, page 21

3.
We note your response to prior comment 6 and reissue in part. Please expand your disclosure in note (F) to address where the issuance of common shares to be held by the Sponsor, PROOF.vc SPV and Blackrock and the public shareholders has been accounted for in your pro forma combined financial statements. A detailed table listing the shares issued by holder may be helpful to clarify the pro forma shares outstanding under the minimum and maximum redemption scenarios.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 22 of the Proxy Statement/Prospectus in response to the Staff’s comment.

4.
Please expand your note disclosures to identify all pro forma adjustments recorded to remove the historical equity of Proof. For example, it is currently unclear what adjustments have been recorded to remove the historical balance of Proof's common stock.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 22 and 23 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Note 4 - Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma Statement of Operations

For the Six Months Ended June 30, 2023, page 22

5.
We note your response to prior comment 11, indicating that adjustment (BB) reflects transaction costs, including (i) legal, (ii) accounting, (iii) consulting and (iv) other fees, incurred by PACI to complete the merger. Please tell us your basis of presenting a reduction in interest expenses in the amount of $465K in the pro forma income statement on page 19 and how this adjustment relates to adjustment (BB). Expand your disclosures in Note 4 to include a description for the nature of the adjustment (BB).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 23 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Note 6 - Loss Per Share, page 23

6.
We note at the Closing, up to 18,186,242 shares of your Class A Common Stock will be issued to the Volato stockholders in the Business Combination in exchange for all outstanding shares of Volato Common Stock and Preferred Stock. Please illustrate how you determine these shares.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the number of shares of Class A Common Stock to be issued by PACI in exchange for all outstanding share of Volato common stock and preferred stock on an as-converted basis is subject to an exchange ratio as set forth in the Business Combination Agreement. The Company has further revised its disclosure on pages 17, 18, 22, and 47 of the Proxy Statement/Prospectus in response to the Staff’s comment.

7.
As the tables detailing Net Loss per Share give effect to the Volato capital raises on July 21, 2023 and September 1, 2023, please clarify where these newly issued shares have been reflected in the table. Reconcile the number of shares with the disclosure on page 11, which states the 6,900,000 expected to be owned by the Sponsor, the PROOF.vc SPV and BlackRock excludes shares issued in the Private Financing. We further note your disclosure on page 7 an additional 715,751 shares of Volato common stock will be issued to the Sponsor as a result of the exchange of Series A-1 Preferred Stock of Volato. Revise your disclosures to more clearly reflect the new shares to be issued in connection with the Business Combination transaction on a pro forma basis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the newly issued shares in the Volato capital raises on July 21, 2023 and September 1, 2023 have been reflected in the table as part of those shares held by Volato stockholders. The 6,900,000 shares of Class A Common Stock expected to be owned by the Sponsor, the PROOF.vc SPV and BlackRock are converted from PACI’s Class B Common Stock upon the Business Combination and they exclude the Volato common stock issued to the Sponsor and the PROOF.vc SPV in the Series A-1 Private Financing. In response to the Staff’s comment, the Company has further revised its disclosure on pages 22 and 23 of the Proxy Statement/Prospectus to clarify the new shares to be issued to the Sponsor, the PROOF.vc SPV and Blackrock in connection with the Business Combination.

Certain Forecasted Financial Information for Volato, page 81

8.
We note your response to prior comment 18. We note the forecasted financial information you disclose for Volato that PACI management reviewed with the Special Committee and the PACI Board. You disclose projections for FY 2023 - FY 2027. On page 76 you disclose certain material estimates and hypothetical assumptions that Volata considered. Please discuss how your forecasted financial information is consistent with Volota's historical operating trends and identify the factors or contingencies that may affect such growth from ultimately materializing. In this regard we note that in its historical financial statements, Volota has experienced revenue growth in certain periods, but has had a consistent net loss, negative cash flow from operations, and negative Adjusted EBITDA. Please also discuss the process undertaken to formulate the projections and assumptions, and disclose how they were used. For example, as you indicate in your response letter, disclose if the narrative of Volota's material estimates and hypothetical assumptions disclosed on page 76 were all the material assumptions underlying the projections that were shared with the PACI Board, the Special Committee, and LSH. If any further material assumptions that form the basis of the projections were shared with the PACI Board, the Special Committee or LSH, please disclose such material assumptions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure beginning on page 78 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Further, the Company respectfully advises the Staff that Volato’s management team initially developed its forecasted financial information and projections based on a series of assumptions that Volato developed over time which Volato believes is consistent with the market in which Volato operates and Volato’s historical operating trends, taking into account the estimates and assumptions set forth in the Proxy Statement/Prospectus, including sufficient capitalization for Volato to purchase additional aircraft and build-out its fleet. While Volato acknowledges its historical net losses, negative cash flow from operations and negative Adjusted EBITDA, the forecasted financial information is consistent with Volato management’s internal business plans and historical experience assuming sufficient capitalization and has been further adjusted by PACI in connection with their review with LSH and which are now reflected in the forecasts contained herein.  In addition, the Company respectfully advises the Staff that the Proxy Statement/Prospectus discloses factors or contingencies that may prevent Volato from achieving its growth plans; please refer to the Risk Factors section including the risk factors titled “We may not be able to successfully implement Volato’s growth strategies.” on page 28 and “Volato’s financial forecasts, which were presented to the PACI Board and are included in this proxy statement/prospectus, may not prove accurate.” on page 40.

9.
You disclose on page 79 that on July 24, 2023, Volato shared an updated set of projections with LSH and PACI, including adjustments proposed by PACI management reducing revenue attributable to certain Volato software, which is in development. Please disclose such updated projections and/or confirm if you have disclosed such updated projections and all projections that the PACI Board considered in making its recommendation.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the projections disclosed beginning on page 84 of the Proxy Statement/Prospectus are the updated projections shared by Volato with LSH and PACI on July 24, 2023 and are the final updated projections relied upon by PACI management and LSH. The Company confirms that it has disclosed such updated projections and all projections that the PACI Board considered in making its recommendation. The Company has revised its disclosure on pages 80 and 83 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations

Tax Treatment of Business Combination, page 112

10.
We note your disclosure that the parties to the Business Combination Agreement intend that, for U.S. federal income tax purposes, the Business Combination be treated as a “reorganization” within the meaning of Section 368(a) of the Code. We also note your tax opinion in Exhibit 8.1 in which Steptoe & Johnson LLP provides its opinion that under U.S. federal income tax law the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and your counsel confirms that the statements made in the Registration Statement under the caption “Material U.S. Federal Income Tax Considerations” constitute its opinion as to the material U.S. federal income tax consequences. Please revise your prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel, and also identify and articulate the opinion being rendered. See Item 601(b)(8) of Regulation S-K and Section III.B. of Staff Legal Bulletin No. 19 (October 14, 2011).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 108 and 113 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Social Impact Initiatives, page 138

11.
We note your response to prior comment 24. You revised to disclose that although Volato does not perform any independent monitoring, 4AIR’s carbon offset program is quantified and verified by several leading carbon offset registries which issue serial numbers to Volato for each retirement of the carbon offset. Since you do not conduct any independent monitoring, please also disclose the risks that such offset programs purchased may not achieve the stated CO2 reduction or avoidance. To the extent material, please discuss the financial cost of purchasing offsets.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 139 of the Proxy Statement/Prospectus in response to the Staff’s comment. Regarding the Staff’s comment relating to the financial cost of purchasing offsets, the Company takes the position that the financial cost of purchasing offsets is not material and, accordingly, has not revised its disclosure regarding same.

Financial Statements for Volato Inc.

For Six Months Ended June 30, 2023

Note 6 - Equity-Method Investment, page F-16

12.
We note your response to prior comment 30, indicating you believe that your accounting treatment of recognizing previously deferred gross profit is consistent with the guidance under Accounting Standards Codification (ASC) 323 and 810. Please tell us in more details why you believe that this accounting treatment is appropriate and cite the specific authoritative accounting literature you utilized to support your conclusion. We re-issue the comment.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its recognition of the sale of interest in Volato 239, LLC from a reduction of cost of revenue (profit) to gain on sale of an equity method investment within other income beginning on page F-2.

Financial Statements for Volato Inc.

For the Year Ended December 31, 2022

Note 2 Summary of Significant Accounting Policies

Revenue Recognition, page F-36

13.	We have reviewed your response to prior comment 35 and the revised disclosure noting the following inconsistencies:

•
You indicated on page F-10 and F-36 that "...revenues are recognized on a gross basis and presented on the consolidated statements of income net of rebates, discounts, amortization of prepaid product discounts, and taxes collected concurrent with revenue-producing activities..." However, you also stated that "... The Company’s contracts with its customers do not contain variable consideration such as discounts, rebates, refunds, or credits...."

•
You disclosed on page F-10 that "...Deposits that are provided under the Volato Insider Membership program or the Volato Stretch Card agreements are treated as contract liabilities when the funds are received and are reduced as the flights are utilized. Any deposits that are not utilized over the 24-month term of the agreements, which end upon being forfeited if the agreements are not renewed, would be recognized as revenues at the time they are forfeited. All credits associated with these programs are non- refundable...." However, you disclosed on page 134 that "....Insider deposit customers have preferred access for charter requests over general charter, and the program is fully refundable for any unused balances..." Additionally on page 134, you disclose that "[u]nused balances may be refunded at any time..." related to the Volato Stretch Jet Card.

Please revise to reconcile or remove the inconsistent disclosures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-10, F-11, F-36, and F-37 of the Proxy Statement/Prospectus in response to the Staff’s comment.

14.
We note your response to prior comment 38, indicating that you recognize revenue on a gross basis as you have determined that you are the principal in these arrangements. Please revise your disclosure to disclose more clearly the circumstances under which you act as a principal for each revenue stream and the basis for your conclusion. In your disclosure, explain how you treat out-of-pocket expense and other cost reimbursements. We reissue prior comment in part.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-10, F-11, F-36, and F-37 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Additionally, in a telephone conversation on October 16, 2023, the Staff conveyed an additional comment relating to the Charter Amendment Proposal, In response to this comment, the Company has updated the Proxy Statement/Prospectus so that the Company will pursue votes for approval of the Proposed Charter and separately pursue non-binding advisory votes for each material change to the Current Charter.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507.

Very truly yours,

By:	/s/ Scott D. Fisher
Scott D. Fisher

Enclosures

cc:          John Backus, Jr.

PROOF Acquisition Corp I